

Mail Stop 7010

October 23, 2008

Mr. James M. Sullivan
Solutia, Inc
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

      RE: **Solutia Inc.**
               Form 10-K for the fiscal year ended December 31, 2007
               Filed February 27, 2008
               File #1-13255

Dear Mr. Sullivan:

We have reviewed your response letter dated September 30, 2008 and have the following additional comments.

Form 10-Q for the quarterly period ended June 30, 2008
Note 12. Debt Obligations, page 25

1. We note your response to our prior comment three. Given that you will continue to have a significant debt balance, please revise future filings to disclose your belief that the likelihood of default on your Financing Agreements is remote, if applicable.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief